Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

VIA EDGAR TRANSMISSION

July 16, 2024

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 217 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on July 3, 2024, with respect to Post-Effective Amendment No. 217 to the Trust’s Registration Statement on Form N-1A (the “Amendment”) and the Trust’s proposed new twelve series, YieldMax™ BABA Option Income Strategy ETF, YieldMax™ CVNA Option Income Strategy ETF, YieldMax™ DKNG Option Income Strategy ETF, YieldMax™ HOOD Option Income Strategy ETF, YieldMax™ JD Option Income Strategy ETF, YieldMax™ MARA Option Income Strategy ETF, YieldMax™ PDD Option Income Strategy ETF, YieldMax™ PLTR Option Income Strategy ETF, YieldMax™ RBLX Option Income Strategy ETF, YieldMax™ SHOP Option Income Strategy ETF, YieldMax™ SMCI Option Income Strategy ETF, and YieldMax™ TSM Option Income Strategy ETF (each, a “Fund,” and collectively, the “Funds”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

Comments

PROSPECTUS

1.	For each series, provide the fee table and example for each Fund pre-effectively. And confirm that there is no fee waiver or reimbursement. If there are, please describe the waivers and/or reimbursements in a footnote.

Response: The Funds’ completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust further confirms that there are currently no fee waivers or reimbursements in place.

2.	With regard to each Fund’s synthetic covered call strategy, please confirm in correspondence that the strategy will be fully covered or, if not, please describe why calling the strategy “covered” is appropriate.

Response: The Trust confirms that each Fund’s synthetic covered call strategy will be fully covered.

3.	In correspondence, please advise as to the commercial or business reasons that the opportunistic covered call spread was added for these Funds as compared to the prior single stock series. Please advise if this strategy will be added to the other single stock series as well.

Response: The Funds' investment adviser and investment sub-adviser now have over a full year's experience managing dozens of YieldMax single stock-focused funds. In their ongoing analysis, it was determined that the addition of the opportunistic strategy could enable the Funds to increase returns without undue additional risks. The investment adviser and investment sub-adviser plan to apply the opportunistic strategy to the existing single stock funds and are currently assessing the timing for this implementation.

Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

4.	With respect to the Funds’ opportunistic strategy, the Staff notes that via the strategy, the Fund will “seek greater participation in the potential appreciation of [underlying security’s] share price, while still generating net premium income.” In addition, the strategy notes that “the Fund can potentially offset losses incurred from its short call positions if [the underlying stock’s] share price rises above the strike price.” Please add an explanation or an example describing how these two sentences, taken together, result in greater upside participation. In addition, please provide an example or explanation of the estimated amount or limits on the greater participation in potential appreciation as compared to a standard call option contract.

Response: The Trust confirms that the Prospectus has been supplemented with the addition of an example (in Item 9).

5.	The Staff notes that the Sub-Adviser may use the strategy in “other scenarios where it believes the use of credit call spreads may prove more advantageous to the Fund’s total return than the standard strategy.” Please provide examples thereof.

Response: The Trust has revised the Prospectus disclosure to include examples of such other scenarios.

6.	With respect to the sub-bullet point on the top of page 5, please clarify if the additional profit resulting from a significant price increase in the underlying security is the result of implementing the opportunistic strategy. In addition, describe what factors determine whether the Fund will gain a large share of any price increase, vs a small or no share.

Response: The Trust confirms that the aforementioned sub-bullet relates to the implementation of the opportunistic strategy. The sub-bullet has been clarified accordingly and a cross-reference has been added to the example added in response to Comment 4 above.

7.	The Staff notes that in the Trust’s May 2023 PEA that added nine new substantially similar single stock ETFs, the target maturities were 6-months to 1-year. In contrast, for these Funds, the target maturities are reduced to one- to six-months. In correspondence, please explain why the target maturities are now shorter.

Response: During the process of managing other YieldMax single stock ETFs, the adviser and the sub-adviser determined that shorter target maturities better enabled the Funds to comply with applicable Internal Revenue Code requirements. The Trust respectfully notes that the target maturity ranges were reduced for the then-current YieldMax single-stock ETFs in their most recent annual update filing.

8.	In the Trust’s July 2023 response letter to the Staff regarding its May 2023 post-effective amendment adding 9 single stock funds, the Trust made representations in regards to those series as to how their intended strategy and disclosures are or will be consistent with Rule 140 under the 1933 Act and the May 1996 Morgan Stanley no-action letter. Please confirm in correspondence that those responses are applicable to each of the securities in this filing, including whether each underlying security is eligible to file registration statements on S-3, or if an ADR on Form F-3. If the response doesn’t apply or may be different, identify the representations that may be different, explain how these securities are consistent with Rule 140 and the Morgan Stanley no-action letter.

Response: The Trust confirms that the Trust’s response with respect to both Rule 140 and the Morgan Stanley letter apply equally to each of the securities in the Amendment.

Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

9.	With respect to the three underlying securities that have Chinese issuers (i.e., BABA, JD, and PDD), please consider adding risk disclosure regarding the Holding Foreign Companies Accountable Act, and potential forced or voluntary de-listing of China-based companies.

Response: The Trust confirms that the Prospectus has been supplemented with the additional aforementioned risk disclosure.

10.	Please confirm in correspondence, that the Trust’s explanation in July 2023 regarding compliance with the leverage requirements of Rule 18f-4 is equally applicable to the twelve new series being added by this filing. Or, if not, explain the differences and how they will comply with Rule 18f-4. Also, in correspondence, please describe which designated reference portfolio each Fund intends to use for compliance with Rule 18f-4 and how the derivatives risk manager determined each was appropriate for a Fund gaining exposure to its associated underlying security.

Response: The Trust confirms that the Trust’s explanation in its July 2023 response letter regarding compliance with the leverage requirements of Rule 18f-4 is equally applicable to the twelve new series being added by this filing.

The Registrant supplementally provides the following information to the Staff in response to the Staff’s comment regarding the determination by the Derivatives Risk Manager (the “DRM”) regarding each Fund’s designated reference portfolio and Rule 18f-4 compliance.

Underlying Security	Fund Ticker	Reference Portfolio
BABA	BABO	CSI China Internet
CVNA	CVNY	NYSE FAANG+
DKNG	DRAY	NYSE FAANG+
HOOD	HOOY	NYSE FAANG+
JD	JDY	CSI China Internet
MARA	MARO	S&P CME Bitcoin Futures
PDD	PDDY	CSI China Internet
PLTR	PLTY	NYSE FAANG+
RBLX	RBLY	NYSE FAANG+
SHOP	SHOY	NYSE FAANG+
SMCI	SMCY	NYSE FAANG+
TSM	TSMY	NYSE FAANG+

The DRM has determined that the above referenced indexes are the appropriate Reference Portfolios to ensure compliance with the requirements of Rule 18f-4.  In all instances, the expected risk of the respective funds would fall within the bounds set by the rule (i.e., VaR of each Fund is less than 200% of the reference VaR).

The Reference Portfolios were chosen based on the type of risk expressed by the underlying security. We believe this is appropriate because we believe this aligns with the investment objectives of each Fund in question. More specifically, we have assigned the CSI China Internet index where the underlying security is present in that index and highly correlated to the index more broadly, the S&P CME Bitcoin Futures index where the underlying security is highly correlated to the price of Bitcoin, and finally, we have assigned the NYSE FAANG+ Index as the reference portfolio for Funds whose underlying security exhibits high price dispersion characteristics similar to the high growth-focused securities in that index.

Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

11.	The Staff notes that the section “cybersecurity risk” that applied in prior Trust filings for similar funds was removed as a principal risk for these Funds, and now appears only in the SAI. Please explain in correspondence why risks related to cybersecurity are no longer deemed to be principal risks of the Funds.

Response: The Trust, after consultation with Trust counsel, determined that cybersecurity risks are not related to the Funds' principal investment strategies. Therefore, these risks are not considered principal investment risks. Consequently, the Trust has been removing cybersecurity risk disclosures as principal investment risks from all of the Trust's registration statements during the annual update process.

12.	For each series with an underlying security that is an ADR, please also provide recent data regarding global aggregate market value of stock held by non-affiliates, if available, similar to data provided for domestic listed issuers.

Response: The Trust respectfully declines to provide such additional information. The data provided for domestic issuers is based on information contained in their respective Form 10-K filings. In contrast, Form 20-F, the analogous form used for ADRs, does not mandate the disclosure of such information. Consequently, the Trust does not have access to the same level of detail for ADRs as it does for domestic issuers, making it infeasible to accurately furnish the requested additional information.

13.	With respect to the YieldMax™ CVNA Option Income Strategy ETF only, the Staff notes that the risk factor automotive industry risk appears to be focused on risks for automotive manufacturers, while Carvana is the automotive retail industry, which would presumably relates to consumer demand, inventory, and/or auto lending and finance. Please revise as necessary.

Response: The Trust confirms that the automotive industry risk has been revised accordingly.

14.	With respect to the YieldMax™ HOOD Option Income Strategy ETF, the Staff notes that subsequent to the filing of the Amendment, Robinhood Markets, Inc. announced plans to significantly expand its cryptocurrency business by acquisition of global crypto exchange Bitstamp expected to close in the first half of 2025. Given this event, please expand the existing risk discussion to address potential cryptocurrency exchange related risks for Robinhood.

Response: The Trust confirms that existing risk discussion has been bolstered address potential cryptocurrency exchange related risks for Robinhood.

15.	For the YieldMax™ MARA Option Income Strategy ETF, please consider moving the section “Information About Bitcoin” to after the description of MARA as a bitcoin miner. In addition, please confirm to the Staff in correspondence that MARA is an actual operating company, and not a commodity pool.

Response: The Trust confirms that the section entitled “Information About Bitcoin” has been relocated to appear after the description of MARA as a bitcoin miner. The Trust confirms that, pursuant to MARA’s most recent 10-K filing, MARA is an operating company.

16.	With respect to the YieldMax™ PDD Option Income Strategy ETF, please clarify in the disclosure that although PDD Holdings Inc. is incorporated in the Cayman Islands and is headquartered in Ireland, PDD’s primary business operations are located in China.

Response: The Trust confirms that the Prospectus has been revised to make the foregoing clarification.

Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

17.	With respect to the YieldMax™ PLTR Option Income Strategy ETF, the Staff notes that last year Palantir Technologies Inc. launched its own AI platform. Consider expanding its technology risk disclosure to also include risks associated with the engagement of AI technologies.

Response: The Trust confirms that the Fund’s technology risk disclosure has been supplemented to include risks associated with the engagement of AI technologies.

18.	For the YieldMax™ SHOP Option Income Strategy ETF SHOP, the industry sector identified for Shopify Inc. is “information technology services,” but the tailored principal risk factor relates to internet and direct marketing. Please confirm the industry assignment and principal risks are consistent for this Fund. Additionally, please provide more detail about the business activities in which SHOP engages.

Response: The Trust confirms that the industry sector identified for Shopify Inc. is “information technology services.” In addition, the Trust believes that the industry assignment and principal risks are consistent. In particular, the third-party designation of “information technology services” aligns with Shopify's primary operations, while the principal risk factor of “internet and direct marketing” reflects the specific nature of its business activities.

Shopify Inc. is engaged in the following business activities:

●	E-commerce Platform: Provides a comprehensive platform for businesses to set up online stores and sell products.

●	Point of Sale Systems: Offers physical retail solutions that integrate with its online platform.

●	Payment Processing: Facilitates payment solutions for transactions both online and offline.

●	Marketing Tools: Provides marketing and analytics tools to help businesses grow their customer base.

●	Logistics and Shipping: Offers solutions for order fulfillment and shipping.

In the Trust’s view, these activities support the tailored principal risk factor related to Internet and Direct Marketing.

19.	For the YieldMax™ SMCI Option Income Strategy ETF’s principal risk factors related to Super MicroComputer Inc. (SMCI) include “general risks.” Please consider providing more specific risk disclosure that is tailored to the technology sectors in which SMCI operates.

Response: The Trust confirms that the general risk disclosure has been removed and replaced with more specific risk disclosure that is tailored to the technology sectors in which SMCI operates.

20.	With respect to YieldMax™ TSM Option Income Strategy ETF, to the extent that Taiwan Semiconductor Manufacturing Co Ltd. and its operations are exposed to geopolitical risks, including risks arising from Taiwan’s relation with China, consider additional tailored risk disclosure to address such risks.

Response: The Trust confirms that such additional risk disclosure has been added to the Prospectus.

STATEMENT OF ADDITIONAL INFORMATION

21.	Please rephrase each Fund’s concentration policy to be consistent with the policies for similar single stock ETFs.

Response: The Trust confirms that each Fund’s concentration policy has been revised to read substantially as follows:

Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

Except with the approval of a majority of the outstanding voting securities, the relevant Fund may not:

Concentrate its investments (i.e., hold more than 25% of its total assets) in any industry or group of related industries except that the Fund will have economic exposure that is concentrated to the industry assigned to [its underlying security]. For purposes of this limitation, securities of the U.S. government (including its agencies and instrumentalities), repurchase agreements collateralized by securities of the U.S. government (including its agencies and instrumentalities), registered investment companies and tax-exempt securities of state or municipal governments and their political subdivisions, are not considered to be issued by members of any industry.

22.	Regarding the Funds’ acceptance of creation unit orders, please confirm in correspondence that the Trust’s prior explanations, representations, and responses from Item 9 of its July 27, 2023 letter to the Staff are equally applicable to the twelve new series added by this filing. Or, if not, please explain and address any differences in your response.

Response: The Trust confirms that the referenced explanations, representations, and responses are equally applicable to the twelve new series added by this filing.

If you have any questions or require further information, please contact Michael Pellegrino at (262) 318-8442 or mpellegrino@tidalfg.com.

Sincerely,

Michael Pellegrino

Michael T. Pellegrino, General Counsel

Tidal Investments LLC

Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

Appendix A

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fee	0.99%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses	0.99%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$101	$315